HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

Registration no. 1960/001900/06
Share code: HVL
(Incorporated in the Republic of South Africa)
ISIN: ZAE000003422

A member of the Anglo American plc group

Interim report for the six months to 30 June 2002

• Improved vanadium prices • Strong domestic steel consumption • Headline earnings improved to R95.5 million

The unaudited group results for the half-year ended 30 June 2002 set out below have been prepared in accordance with the South African Statements of Generally Accepted Accounting Practice and on a basis consistent with the prior year's interim report and the audited financial statements at 31 December 2001.

ABRIDGED CONSOLIDATED INCOME STATEMENTS

	Unaudited Six months to 30.6.02 R'000	Unaudited Six months to 30.6.01 R'000	Unaudited Six months to 31.12.01 R'000	Audited Year to 31.12.01 R'000
CONTINUING OPERATIONS				
Revenue	**1 855 192**	1 502 241	1 684 055	3 186 296
Operating profit	**147 659**	2 569	58 661	61 230
Net interest paid	**18 023**	29 209	12 383	41 592
Operating profit/(loss) after interest	**129 636**	(26 640)	46 278	19 638
DISCONTINUED COLUMBUS OPERATION				
Revenue	–	560 269	680 936	1 241 205
Operating (loss)/profit	–	(31 383)	44 245	12 862
Net interest paid	–	16 775	16 775	33 550
Operating (loss)/profit after interest	–	(48 158)	27 470	(20 688)
TOTAL OPERATIONS				
Revenue	**1 855 192**	2 062 510	2 364 991	4 427 501
Operating profit before depreciation	**199 021**	61 132	209 904	271 036
Depreciation	**51 362**	89 946	106 998	196 944
Operating profit/(loss) after depreciation	**147 659**	(28 814)	102 906	74 092
Net interest paid	**18 023**	45 984	29 158	75 142
Operating profit/(loss) after interest	**129 636**	(74 798)	73 748	(1 050)
Loss on sale of operations	–	(610 059)	(112 551)	(722 610)
Profit/(loss) before taxation	**129 636**	(684 857)	(38 803)	(723 660)
Taxation (charge)/credit	**(34 702)**	231 504	9 846	241 350
Profit/(loss) attributable to Highveld shareholders	**94 934**	(453 353)	(28 957)	(482 310)
HEADLINE EARNINGS/(LOSS)				
Profit/(loss) attributable to Highveld shareholders	**94 934**	(453 353)	(28 957)	(482 310)
Add/(less) after tax effect of:				
Loss on sale of operations	–	427 041	78 786	505 827
Impairment of fixed assets	–	–	1 820	1 820
Cost of restructuring	**560**	–	–	–
Profit on disposal and scrapping of property, plant and equipment	–	–	(83)	(83)
Headline earnings/(loss)	**95 494**	(26 312)	51 566	25 254
Weighted average number of shares in issue	**97 628 022**	97 560 574	97 567 166	97 574 036
Attributable earnings/(loss) per share (cents)	**97.2**	(464.7)	(29.7)	(494.3)
Headline earnings/(loss) per share (cents)	**97.8**	(27.0)	52.9	25.9
Dividend per share attributable to calendar profits (cents)	**45**	–	15	15
Dividend cover based on headline earnings	**2.2**	–	3.5	1.7

ABRIDGED STATEMENT OF CHANGES IN EQUITY

	Share capital, share premium and non-distributable reserve R'000	Retained profit R'000	Total R'000
Balance at 1 January 2002	557 724	832 134	1 389 858
Attributable profit	–	94 934	94 934
Dividend: final no. 54 – 2001		(14 630)	(14 630)
Proceeds from shares issued	626		626
Balance at 30 June 2002	558 350	912 438	1 470 788

ABRIDGED CONSOLIDATED BALANCE SHEETS

	Unaudited as at 30.6.02 R'000	Unaudited as at 30.6.01* R'000	Audited as at 1.1.02 (after sale of Columbus) R'000
ASSETS			
Fixed assets	**1 066 457**	2 515 112	1 030 800
Investments	**847 593**	11 709	847 632
Net cash on hand/(short-term borrowings)	**185 520**	72 203	(53 347)
Net current assets/(liabilities)	**64 685**	(241 571)	227 464
Current assets	**1 086 416**	1 416 637	1 080 767
Current liabilities	**1 021 731**	1 658 208	853 303
TOTAL ASSETS	**2 164 255**	2 357 453	2 052 549
EQUITY AND LIABILITIES			
Shareholders' equity	**1 470 788**	1 445 678	1 389 858
Deferred taxation	**260 634**	235 008	225 932
Long-term liabilities	**432 833**	676 767	436 759
TOTAL EQUITY AND LIABILITIES	**2 164 255**	2 357 453	2 052 549
(1) Investments			
Acerinox SA – at cost (market value 30 June 2002: R842 million)	**533 333**	–	533 333
Columbus Stainless (Pty) Ltd – at cost	**300 000**	–	300 000
Other	**14 260**	11 709	14 299
	847 593	11 709	847 632
Debt to equity ratio-percentage	**5**	36	22
Net worth – cents/share	**1 506**	1 482	1 424
Net debt	**69 554**	516 951	312 364

**Includes Columbus Joint Venture*

ABRIDGED CONSOLIDATED CASH FLOW STATEMENTS

	Unaudited Six months to 30.6.02 R'000	Unaudited Six months to 30.6.01* R'000	Unaudited Six months to 1.1.02 R'000	Audited Year to 1.1.02 (after sale of Columbus) R'000
Net cash inflow from operating activities	**329 202**	111 261	12 741	124 002
Net cash outflow/(inflow) from investing activities	**(86 392)**	(76 848)	32 766	(44 082)
Net cash inflow	**242 810**	34 413	45 507	79 920
Net cash outflow from financing activities	**(267 887)**	(77 113)	(3 922)	(81 035)
Net decrease/(increase) in cash and cash equivalents	**25 077**	42 700	(41 585)	1 115
NET BORROWINGS				
Long-term borrowings	**255 074**	545 030	259 017	259 017
Short-term borrowings	**54 348**	418 895	318 292	318 292
Cash and cash equivalents	**(239 868)**	(446 974)	(264 945)	(264 945)
	69 554	516 951	312 364	312 364

**Includes Columbus Joint Venture*

ABRIDGED SEGMENTAL INFORMATION PERTAINING TO CONTINUING OPERATIONS

	Steel and vanadium		Ferro-alloys		Total continuing operations	
	Unaudited Six months to 30.6.02 R'000	Unaudited Six months to 30.6.01 R'000	**Unaudited Six months to 30.6.02 R'000**	Unaudited Six months to 30.6.01 R'000	**Unaudited Six months to 30.6.02 R'000**	Unaudited Six months to 30.6.01 R'000
Revenue*	**1 412 857**	1 182 941	**442 335**	319 300	**1 855 192**	1 502 241
Operating profit/(loss)	**67 888**	(25 176)	**79 771**	27 745	**147 659**	2 569

**Revenue pertaining to the steel and vanadium segment comprises R1 110.8 million (2001: R1 009.9 million) in respect of steel and R302.1 million (2001: R173.0 million) in respect of vanadium.*

Financial results

Improved export prices for the group's range of products, a strong local steel market and the rand weakening against the US$ contributed to a significantly improved operating profit of R147.7 million compared to a loss of R28.8 million for the corresponding period last year. Headline earnings improved to R95.5 million from a loss of R26.3 million. Cost saving initiatives of R45.3 million also contributed to the improved results.

The attributable profit for the six months was R94.9 million compared to a loss of R453.4 million in 2001.

The headline profit per share was 97.8 cents, compared to the headline loss per share of 27.0 cents in the first six months of 2001.

A strong cash inflow of R242.8 million was achieved and the group's net borrowings decreased to R69.6 million compared to R312.4 million in December 2001. In view of the results the Board has decided to declare an interim dividend of 45 cents per share (2001: Nil).

Carbon steel and vanadium

World crude steel production increased by 3.2 per cent in the first six months of 2002 compared to the same period last year reaching an annualised rate of 860 million tons. Whilst production in North America and the European Union declined, production in China grew by a remarkable 22 per cent to an annualised rate of 169 million tons surpassing the production levels of the old Soviet Union in the mid 1980s.

World steel markets were influenced by safeguard measures in the United States and the European Union. South Africa, as a WTO developing country member with imports of less than 3 per cent has largely been exempted from the measures in these areas.

As a result of these trade actions a shortage of certain products occurred in the United States, resulting in substantial price increases.

Domestically the consumption of structural sections in South Africa improved substantially while demand for hot rolled flat products remained similar to last year. With many major projects underway inventories, while increasing, remained at acceptable levels.

Full production was maintained at the steelworks during the period under review, with the exception of iron making furnace no. 2 which was off-line for four months undergoing a major rebuild after 32 years.

Vanadium consumption was steady, with good consumption in Europe and improved demand in China while consumption in the United States declined in line with their lower crude steel production.

The growing use in China is a long awaited positive development and it is believed that China will become one of the major vanadium consuming markets as a result of their expanding and improved steel production. China has been a focus of the Vanadium International Technical Committee (Vanitec) whose secretariat Highveld sponsors and whose objective is to promote the use of vanadium.

Vanadium prices improved over the past six months from the historically low levels of around US$6.00 per kg vanadium for ferrovanadium to the current level of about US$8.50 per kg vanadium.

The first commercial order for vanadium battery electrolyte was shipped to the United States for a 2 MWh battery which is presently being commissioned.

Ferro-alloys

Export prices for bulk ferro-alloys were extremely low at the start of the year but improved toward mid-year mainly due to supply-side factors. Local demand for ferrosilicon and the manganese alloys remained strong but the paste market continued to be adversely affected by reduced demand.

Manganese alloy production at Transalloys improved significantly and several new output records were established. Furnace no. 7 was relined early in the year and subsequently performed very well.

Operations at Rand Carbide were satisfactory and improved refining facilities with fume extraction equipment were installed to meet the market demand for lower aluminium ferrosilicon.

Stainless Steel – Investment in Acerinox SA

Acerinox SA, in which Highveld has a 2.9 per cent interest, achieved a consolidated profit before tax for the year ending December 2001 of €86.5 million.

Highveld did not participate in any dividends during the period under review but will benefit from all future dividends from Acerinox SA. Their share price closed on 30 June 2002 at €42.45 compared to €39.10 on 2 January 2002.

Rheem

Agreements have been signed for the sale of the remaining divisions. Both sales are subject to a number of conditions precedent, including Competition Commission approval.

Capital expenditure

Capital expenditure by the group during the period amounted to R47.5 million (2001: R28.9 million) and the total commitment in respect of further capital expenditure is R57.1 million compared to R73.9 million at 31 December 2001.

Safety, Health and Environment

An intensified focus on safety initiatives was continued, however the corporation most regrettably suffered a fatality in April 2002 at its ironmaking operation.

Progress on the drive to zero tolerance and zero fatalities was positive in that the lost time injury frequency rate per 200 000 hours (LTIFR) for the six months to 30 June 2002 improved to 0.78 from 1.13 in the same period last year. Effort was concentrated on a review of the methodology of risk assessments and regular intensified plant visits by executive and senior management utilising the job safety observation technique. In addition briefing sessions were conducted in all the divisions to inform and involve all levels of supervision including the explanation of the six safety "Cast Iron Rules" formulated for the Highveld group. These initiatives will continue to be reinforced on an on-going basis.

Significant progress was made in reducing the injuries incurred by contractors with close attention given to their working practices, their risk assessments and specialised safety

Concerted efforts were made over the past few months to give attention to environmental practices in the group. Having attained ISO 14001 accreditation for one division in 2001 the process is being rolled out to achieve accreditation for two more divisions in 2002.

Directorate

Messrs CJ Colebank and DD Barber were appointed as non-executive directors with effect from 1 January 2002 and 6 February 2002, respectively.

Corporate Governance

The group subscribes to and substantially complies with the principles set out in the second King Committee Report on corporate governance and those matters requiring further attention will be addressed during 2003.

Outlook

Demand for carbon steel products is now the main factor driving the Highveld group's profitability, both in terms of its influence on steel prices but also as a result of the consequential consumption of ferro-alloys and particularly vanadium products.

Despite the slow economic recovery in the United States and concerns about major stock markets the short-term outlook for steel is that consumption will continue to improve during the latter part of this year, driven very significantly by China and the Asia/Pacific Rim.

Vanadium prices have improved from the historic lows reached early this year and with increasing consumption in China prices could remain at more viable levels, despite excess capacity overhanging the market.

Domestic demand for the group's specific steel products is driven by capital investment in buildings and plant and is likely to remain strong into next year.

It is too early to give a definitive picture of any effect of the new Minerals and Petroleum Resources Development Bill on the group's mining operations.

A significant negative factor is the poor service currently provided by Spoornet which is, by their own admission, unlikely to improve in the short-term. Their lack of ability to provide a level of service to which they have committed themselves within their new commercial focus will impact seriously on the group's ability to move vital exports to the ports.

Nevertheless, aided by ongoing cost reduction drives at all of the manufacturing divisions, it is expected that the results for the second half of 2002 will show an improvement on the first half.

For and on behalf of the Board

T E JONES – *Chairman and Chief Executive Officer*

Witbank
19 August 2002

NOTICE OF INTERIM ORDINARY DIVIDEND

On Monday, 19 August 2002, the directors of the corporation declared an interim dividend no. 55 on the ordinary shares for the six months ended 30 June 2002, as follows:

Amount (South African currency)	45 cents per share
Last day to trade to qualify for dividend (and for changes of address or dividend instructions)	Friday, 4 October 2002
Dematerialisation suspended from	Monday, 7 October 2002
to (inclusive)	Friday, 11 October 2002
Ex-dividend on the JSE Securities Exchange South Africa	Monday, 7 October 2002
Record date	Friday, 11 October 2002
Payment date of dividend	Monday, 14 October 2002

By order of the Board

J Theiss
(Company Secretary)

Witbank
19 August 2002

The interim report will be posted to all registered shareholders on or about 21 August 2002

Enquiries may be directed to e-mail address: general@hiveld.co.za

Registered Office
Portion 29 of the farm
Schoongezicht no. 308 JS
District Witbank
Mpumalanga
(P O Box 111, Witbank, 1035)
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer Secretaries
Computershare Investor Services Limited
Second Floor, Edura, 41 Fox Street
Johannesburg, 2001
(P O Box 61051, Marshalltown, 2107)
Tel: (011) 370-7700
Fax: (011) 836-0792
(011) 370-7916